Mail Stop 3561

December 16, 2005

Peter F. Clark
Senior Vice President and General Counsel
SEMCO Energy, Inc.
2301 West Big Beaver Road, Suite 212
Troy, MI 48084

> Re: **SEMCO Energy, Inc.**
> **Post-Effective Amendment No. 3 to Registration Statement on**
> **Form S-3**
> **Filed November 21, 2005**
> **File No. 333-125282**
>
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **Filed November 7, 2005**
> **File No. 1-15565**

Dear Mr. Clark:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

1. We note that the 906 certifications refer to the quarterly report for the period ended June 30, 2005, as opposed to September 30, 2005. We also note that the 906 certifications are dated August 3, 2005, a date prior to the last day of the period covered by the report. Further, we note that the 302 certifications contain

incomplete dates. Accordingly, please file a full amendment to the Form 10-Q to revise your certifications.

Financial Statements

Note 2. Short-Term Borrowings and Capitalization, page 12

2.   You issued Mandatorily Redeemable 5% Convertible Cumulative Preferred Stock with certain registration rights and a provision for a make-whole premium in certain circumstances. Please tell us your consideration as to whether the conversion feature should have been bifurcated from the host contract and accounted for as a derivative, with changes in fair value recorded in earnings. In responding to this question, please refer to paragraphs 12 and 61(l) of SFAS 133 regarding embedded derivatives. Please also refer to paragraph 11.a. of SFAS 133, as further discussed in EITF 00-19 and EITF 05-2 and tell us whether you believe the conversion feature is scoped out of SFAS 133. Based on the disclosures in your Form 10-Q and your Form 8-K filed March 17, 2005, it is not clear whether this embedded conversion feature would qualify for the conventional convertible debt exception in paragraph 4 of EITF 00-19 due to the potentially variable number of shares to be issued on conversion. Please provide us with your analysis in this regard and if the paragraph 4 scope exception is unavailable, tell us whether you were able to conclude that the conversion feature did not need to be bifurcated based on the guidance in paragraphs 12 through 33 of EITF 00-19. We may have further comment after reviewing your response.

******

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder at (202) 551-3332 or George Ohsiek, Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Terry C. Bridges, Esq.
        Troutman Sanders LLP
        Fax: (404) 962-6731